SECURITIES AND EXCHANGE COMMISSION

                                              Washington, D.C. 20549


                                                     FORM 6-K

                                             REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 30, 1999

                            ICTS International N.V.
                  (Transition of registrant's name into English)

              Biesbosch 225,  1181 JC 1185 ZH  Amstelveen,  The   Netherlands
                 (Address  of  principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F x Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_______]



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                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (US $ in thousands, except share and per share data)

                                                                       Three months ended                  Six months ended
                                                                     30-Sep-98       30-Sep-99          30-Sep-98       30-Sep-99


Revenues............................................................     $16,957         $36,747            $46,038        $ 98,480
Cost of revenues....................................................      14,075          32,089             38,549          86,234
                                                                        --------------------------------   -----------------------
Gross profit........................................................       2,882           4,658              7,489          12,246
                      Amortization of goodwill......................         121             208                358             627
                      Selling, general and administrative expenses..       1,609           2,348              5,059           7,200
                                                                          ----------------------   --------------------------------
Operating income ..................................................        1,152           2,102              2,072           4,419
Interest income....................................................          256             178                880             646
Interest expense...................................................         (181)           (393)              (372)         (1,026)
                                                                        ------------------------   --------------------------------

Income before income taxes and equity in results of affiliates...          1,227           1,887              2,580           4,039
Income Tax                                                                  (461)           (947)            (1,181)         (2,208)
                                                                         -----------------------   --------------------------------

Income before equity in results of affiliates.....................           766             940              1,399           1,832
Minority Interest.................................................             -              (5)                 -              15
Equity in results of affiliates, net..............................            72               3                158              45
                                                                         =======================   ================================
Net income........................................................           838             938              1,557           1,892
                                                                         =======================   ================================

Earning per Common Share - basic                                            0.13            0.15               0.24            0.30
                                                                         ========================   ================================

Earning per Common Share - assuming dilution                                0.13            0.15               0.24            0.30

                                                                         ========================   ================================

Exchange rate differences........................................           (947)           (364)              (885)             37
Other one-time income (expenses), net............................            (75)           (149)               (72)           (851)
Tax effect ......................................................            358             177                335             193
                                                                         --------------------------------   -----------------------

                                                                            (664)           (336)              (622)           (622)

                                                                        =========================   ================================
Net income.......................................................            174             602                935           1,270
                                                                        ================================   ========================
Other comprehensive income (loss):
   Translation adjustments.......................................          2,121             889              1,873          (2,616)
   Unrealized losses on marketable securities....................           (181)           (329)              (182)            (77)
                                                                          -----------------------   --------------------------------

Other comprehensive income (loss)................................          1,940             560              1,691          (2,693)

                                                                          =======================   ================================
Comprehensive income............................................           2,114           1,162              2,626          (1,423)
                                                                          ================================   ======================

Earning per Common Share - basic                                            0.03            0.10               0.14            0.20
                                                                          ================================   ======================

Earning per Common Share - assuming dilution                                0.03            0.10               0.14            0.20
                                                                         ================================   =======================


Weighted average of common shares
      Outstanding.............................................         6,476,380       6,247,202          6,538,447       6,279,608
      Diluted.................................................         6,476,380       6,247,202          6,564,649       6,279,608

EBITDA                                                                     1,400           2,325              2,721           4,885


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                 Highlights of the Consolidated Balance Sheet
                               (US $ in thousands)

                                                                                        December 31,      Sept 30,
                                                                                            1998            1999
                                                                                  --------------------------------

Cash and Cash Equivalents and Time Deposits                                               $16,573         $15,883
Short term Loans and Current Maturities                                                     4,225           4,111
Long term Debt, net                                                                         6,174          15,562
Equity before Treasury stock repurchase                                                   $32,121         $30,698

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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.

Date :  November 12, 1999           By : /s/ Raanan Nir
                                    Name :   Raanan Nir
                                    Title:   Chief Financial Officer